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                                 EXHIBIT 99(b)


                   [KEYSTONE HERITAGE GROUP, INC. LETTERHEAD]

                                                             _____________, 1997
Dear Shareholder:

    You are cordially invited to a Special Meeting of Shareholders (the "Meeting") of Keystone Heritage Group, Inc. ("KHG") to be held on January 23, 1998, at _____ a.m., at the [Place].

    At the Meeting, holders of all outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of KHG will be asked to consider and vote upon a proposal to approve the merger (the "Merger") of KHG and Fulton Financial Corporation ("FFC"), in accordance with the terms of the Merger Agreement dated August 15, 1997, between KHG and FFC (the "Merger Agreement"). Pursuant to the Merger Agreement, each share of KHG Common Stock outstanding at the effective date of the Merger will automatically be converted into the right to receive
1.83 shares of FFC's Common Stock, and cash will be paid in lieu of fractional shares. Consummation of the Merger is subject to certain conditions, including the approval of the Merger by various regulatory agencies and approval of the KHG shareholders as described below.

    The Board of Directors of KHG has unanimously approved and declared the Merger advisable and recommends that the shareholders of PBE vote in favor of the Merger Agreement.

    It is very important that your shares be represented at the Meeting, regardless of whether you plan to attend in person. The affirmative vote of two-thirds of the outstanding shares of KHG Common Stock will be required to approve the Merger Agreement. Consequently, your failure to vote would have the same effect as a vote against the Merger. You are therefore urged to execute and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure your shares will be voted at the Meeting.

                              Sincerely yours,


                              Albert B. Murry
                              President and Chief
                              Executive Officer